SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86606J 10 5
(CUSIP Number)

December 31, 20121

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 See Item 4 of this Amendment for information regarding certain events which occurred on December 20 and 21, 2012.

Page 1 of 11 Pages

CUSIP No. 86606J 10 5	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

Vertigo Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 86606J 10 5	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

Vertigo Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 86606J 10 5	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 86606J 10 5	13G	Page 5 of 11 Pages

Item 1(a).	Name of Issuer

The name of the issuer is Summit Financial Services Group, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Office

The Issuer’s principal executive offices are located at:

595 South Federal Highway
Suite 500
Boca Raton, Florida 33432

Item 2(a).	Name of Person Filing

This statement is filed by:

(i)	Vertigo Capital L.P., a Delaware limited partnership (“Vertigo”), with respect to the shares of common stock of the Issuer (“Common Shares”) directly owned by it;

(ii)	Vertigo Management LLC, a Delaware limited liability company (“Management”), with respect to the Common Shares directly owned by Vertigo; and

(iii)	David Weiner (“Mr. Weiner”), with respect to the Common Shares directly owned by Vertigo, by Mr. Weiner’s wife (Lauren Weiner), by Mr. and Mrs. Weiner jointly and by Mr. Weiner as custodian for his minor children.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

560 Sylvan Avenue
Englewood Cliffs, New Jersey 07632

Item 2(c).	Citizenship

Vertigo is a limited partnership organized under the laws of the State of Delaware. Management is a limited liability company organized under the laws of the State of Delaware. Mr. Weiner is a United States citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Shares”).

CUSIP No. 86606J 10 5	13G	Page 6 of 11 Pages

Item 2(e).	CUSIP Number

86606J 10 5.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership
A.	Vertigo Capital L.P.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

The above share numbers and percentage are as of December 31, 2012.

CUSIP No. 86606J 10 5	13G	Page 7 of 11 Pages

B.	Vertigo Management LLC
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

The above share numbers and percentage are as of December 31, 2012.

C.	David Weiner
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

The above share numbers and percentage are as of December 31, 2012.

On December 31, 2012 the Reporting Persons sold all of their Common Shares to the Issuer, pursuant to an Agreement dated as of December 28, 2012.

Management is the general partner of Vertigo. Mr. Weiner is the sole member of Management. Mr. Weiner and Management shared investment and voting control over the Common Shares which had been held by Vertigo.

On December 20, 2012 the Issuer had purchased 4,000,000 of its Common Shares from a third party, as disclosed by the Issuer in a Current Report on Form 8-K filed later that day. The Reporting Persons believe that they likely became (taken together) beneficial owners of greater than 10% of the outstanding Common Shares on December 20, 2012 as a result of said repurchase and reduction in the Issuer’s most recently reported number of outstanding Common Shares. Since crossing the 10% threshold did not result from an acquisition by the Reporting Persons, an amendment to the Reporting Persons’ Schedule 13G does not appear to have been required by Rule 13d-2(d) in connection with the December 20 event (though the Reporting Persons did file a Form 3 in that regard, as may have been required), but is providing below the ownership information that would have been reported had an amendment been filed to reflect the December 20 event. On December 21, 2012, Vertigo acquired an additional 23,500 Common Shares, upon which the Reporting Persons owned an aggregate of 2,351,532 Common Shares, which the Reporting Persons believe was 10.4% of the then outstanding Common Shares (based on 26,550,352 Common Shares outstanding on November 6, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 14, 2012, from which must be subtracted the 4,000,000 Common Shares repurchased by the Issuer on December 20, 2012). As of December 21, 2012 Vertigo held 2,145,232 Common Shares (9.5% of outstanding Common Shares, determined as set forth above), as to all of which it shared voting and disposition power with Management and Mr. Weiner, who therefore were also beneficial owners of these shares; and Mr. Weiner beneficially owned an additional 206,300 shares of Common Stock (0.9% of outstanding Common Shares), over 103,500 of which he had sole voting and disposition power (17,600 of which shares he held directly and 85,900 of which shares he held as custodian for his minor children, UTMA/NJ) and over 102,800 of which he shared voting and disposition power with his wife (his wife owned 8,000 Common Shares directly and he and his wife owned 94,800 Common Shares jointly). As stated above, all of these Common Shares were sold to the Issuer on December 31, 2012.

CUSIP No. 86606J 10 5	13G	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Management, the general partner of Vertigo, has the power to direct the affairs of Vertigo, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Shares. Mr. Weiner is the sole member of Management, and in that capacity directs its operations. However, as stated above, the Reporting Persons no longer own any Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Vertigo, Management and David Weiner, who may be deemed to have been a group, have jointly filed this Schedule pursuant to Rule 13d-1(c). See Exhibit 2.

Item 9.	Notice of Dissolution of Group

Upon the December 31, 2012 sale of all their Common Shares by all the Reporting Persons, the group which may be deemed to have existed would in effect be dissolved. It is anticipated that no further filings by the Reporting Persons with respect to the Common Shares should be necessary.

Item 10.	Certifications

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86606J 10 5	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013

VERTIGO CAPITAL L.P.

By:	Vertigo Management LLC, as General Partner

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

VERTIGO MANAGEMENT LLC

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

/s/ David Weiner
David Weiner

CUSIP No. 86606J 10 5	13G	Page 10 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: January 3, 2013

VERTIGO CAPITAL L.P.

By:	Vertigo Management LLC, as General Partner

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

VERTIGO MANAGEMENT LLC

By:	/s/ David Weiner
Name:	David Weiner
Title:	Chief Investment Officer and Sole Member

/s/ David Weiner
David Weiner

CUSIP No. 86606J 10 5	Page 11 of 11 Pages

EXHIBIT 2

IDENTIFICATION OF MEMBERS OF THE GROUP FILING THIS SCHEDULE PURSUANT TO RULE 13d-1(c)

The following may be deemed to have been a group in respect of the Common Shares of the Issuer:

Vertigo Capital L.P.

Vertigo Management LLC

David Weiner

Upon the December 31, 2012 sale by the Reporting Persons to the Issuer of all their Common Shares of the Issuer, the group which may be deemed to have existed would in effect be dissolved.